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Deanna L. Kirkpatrick

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4135 tel 212 701 5135 fax deanna.kirkpatrick@davispolk.com

VIA EDGAR

July 6, 2017

Re:	DXC Technology Company
Amendment No. 1 to Registration Statement on Form S-4
Filed June 23, 2017
File No. 333-218394

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Panos:

On behalf of DXC Technology Company (the “Company”), we are writing this letter to respond to the comment letter (the “Comment Letter”) of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated June 26, 2017 with respect to Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed by the Company on June 23, 2017. This letter contains the Company’s response to the Comment Letter. For your convenience, each comment is set forth below, followed by the Company’s response.

In addition, the Company has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, an Amendment No. 2 to the Registration Statement (the “Amendment”). For your convenience, three copies of the Amendment are enclosed.

Form S-4 Cover Page

1.	Please advise us, with a view toward revised disclosure and recalculation of the filing fee, why the filing fee was calculated under Rule 457(o) instead of Rule 457(f).

Mr. Nicholas P. Panos Senior Special Counsel Office of Mergers and Acquisitions U.S. Securities and Exchange Commission	2	July 6, 2017

In response to the Staff’s comment, the Registration Statement has been revised to calculate the filing fee in accordance with Rule 457(f).

Miscellaneous, page 52

2.	We noticed the revised disclosure regarding determinations with respect to acceptances or withdrawals, but note that DXC separately represents that its “interpretation of the terms and conditions of the exchange offer [ ] will be final and binding on all parties.” Please revise to expressly indicate that security holders also may challenge any such interpretations in a court of competent jurisdiction.

In response to the Staff’s comment, the disclosure on page 47 of the Registration Statement and on page 13 of the Letter of Transmittal has been revised to expressly indicate that security holders may challenge any such interpretations in a court of competent jurisdiction.

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We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-4135 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Deanna L. Kirkpatrick
Deanna L. Kirkpatrick

Encl.

cc: William L. Deckelman, Jr., Executive Vice President, General Counsel and Secretary